

Fig. 1 BEE URANIUM PROPERTY BC LOCATION MAP


N
Harrison Hot
Springs
BEE URANIUM
PROPERTY
HARRISON
MILLS
AGASSIZ
ROSEDALE
CHEAM
VIEW
BRIDAL
FALLS
CHEAM
PEAK
SEABIRD ISLAND
Map Center: 121°48' W, 49°16' N

Fig. <u>2</u> BEE URANIUM PROPERTY REGIONAL LOCATION MAP



Fig. 3 BEE URANIUM PROPERTY MAP



Fig. 4 BEE URANIUM PROPERTY


N
Upper Jurassic
Kent Formation
sediments
BEE URANIUM
PROPERTY
x
Oligocene to Miocene
Chilliwack Batholith
granodiorite
Lower to Mid-Jurassic
Harrison Lake Formation
andesitic volcanics
fault
Devonian to Permian
Chilliwack Group
meta-sediments
SCALE 1 : 100,000
2 0 2 4 6
KILOMETERS
GEOLOGICAL MAP
of the
BEE URANIUM PROPERTY
HARRISON HOT SPRINGS, BC

Fig. 5 REGIONAL GEOLOGY OF THE BEE URANIUM PROPERTY